

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com



15th July 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 15th July 2010.

"Trading and Operations Update".

Yours faithfully



Stephen Huddle
Company Secretary

Enc

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom Registered in Scotland

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

Press Release

PREMIER OIL PLC
("Premier")

Trading and Operations Update

Premier today provides a trading and operations update ahead of its 2010 Interim Results which will be announced on Thursday 26th August 2010.

Simon Lockett, Chief Executive, commented:

"Premier continues to make good progress towards its 75,000 boepd production target for 2012 with increasing visibility on longer-term production growth. Our major projects are progressing well and the recent Catcher discovery will now move rapidly into development. Following excellent first half exploration success, we look forward to the Oates and Gajah Laut Utara wells, and follow up drilling on the Catcher block in the near-term."

CURRENT TRADING OPERATIONS

PRODUCTION

Estimated average group production for the first half of 2010 was 46.6 kboepd (1H 2009: 39.7 kboepd). Forecast full year production remains in line with previous guidance at around 44 kboepd, taking into account the impact of planned summer maintenance and hook-up programmes.

In the UK, production performance has been in line with expectations. A Balmoral infill well is planned to spud at the end of August. The Balmoral facilities are currently shut down as planned while umbilicals are being installed, ahead of first production from the Burghley field coming across the Balmoral vessel towards the end of the third quarter. Cessation of production from Shelley occurred on 14 July, and the Voyageur FPSO will sail away in August to be reconfigured ahead of deployment on Huntington.

In Pakistan the successful K-19 well on Kadanwari, which came on-stream in March, is performing well. Compression projects are on schedule on the Bhit, Zamzama and Qadirpur fields.

In Indonesia, continued high gas demand from Singapore is supported by strong production from Anoa, which delivered 42% of the West Natuna Gas sales during the first half, above its contractual share of 37%.

Working interest production by region

	Estimated 1H 2010 kboepd	Full year 2009 kboepd
UK:		
Balmoral area [1]	8.6	5.0
Kyle	2.4	2.7
Scott / Telford	4.0	3.3
Shelley	1.3	2.0
Wytch Farm	2.6	2.8
Other UK	0.5	0.4
	19.4	**16.2**
Indonesia:		
Anoa	8.9	8.8
Kakap	2.4	2.2
	11.3	**11.0**
Pakistan:		
Bhit / Badhra	3.6	3.4
Kadanwari	1.3	1.2
Qadirpur	3.6	4.2
Zamzama	6.7	6.9
	15.2	**15.7**
Others:	**0.7**	**1.2**
Total	**46.6**	**44.2**

[1] Includes Brenda, Nicol, Glamis and Stirling fields.

DEVELOPMENT PROJECTS

North Sea

The Letter of Intent regarding the Voyageur FPSO for use on the Huntington field has been extended by six weeks to allow completion of documentation with contract execution now planned for mid-August.

Bids for the Frøy development facilities are being evaluated and the results of a tender process for a wellhead platform are expected in August. Discussions are underway with neighbouring blocks regarding the tie-back of additional reserves. Concept selection is planned for September.

An invitation to tender has been issued for facilities for use on the Bream field. Responses are expected by the end of July, and concept selection is planned for early September.

In the UK, Premier has entered into an agreement with Chrysaor Limited; on final sanction of a Field Development Plan for the Solan Field by the Chrysaor board, Premier will be granted an option to acquire a 40% interest in the field. If Premier exercises the option, it will pay a bonus on FDP approval by DECC, a carry of 20% of the development project costs, and a contingent bonus on completion of the project. Project sanction is expected before the end of 2010. The block is located 160km north of mainland Scotland, west of the Shetland Islands and Chrysaor estimates the Solan field resources to be 45 mmboe. The development solution under consideration for the field is an innovative standalone unmanned oil processing and storage facility.

Asia

The Chim Sáo project in Vietnam remains on schedule for production start-up in July 2011. The gas export pipeline has been installed and tie-in of subsea lines and manifolds is underway. Topsides installation is on schedule for later this month. Development drilling started ahead of schedule in June. The FPSO conversion is proceeding as planned in Singapore, with sail away scheduled for the first quarter of 2011. On the Dua field, subsurface and facilities work is nearing completion with the next stage, concept selection, being planned for the third quarter of 2010.

As at 1 July, the Gajah Baru project in Indonesia was 58% complete. Wellhead platform and jacket installation will take place in September and first production is on schedule for October 2011. Elsewhere on Block A, the Pelikan and Naga developments have been accelerated by two years to meet increased projected gas demand in Singapore with production start up planned for 2013 and 2014 respectively.

In North Sumatra, discussions continue regarding the PSC extension to be awarded by the Government of Indonesia. The operator is confident that award will take place before the end of the year, although the continued delay poses a risk to the anticipated 2012 production start-up previously forecast.

EXPLORATION AND APPRAISAL UPDATE

As previously announced, a material discovery was made in the Catcher area in the UK, with follow-up success in two sidetracks. Premier currently estimates recoverable reserves of 60-100 mmbo for the area drilled to date, with significant untested potential. Further exploration and appraisal drilling on the block has now been added to the 2010 programme, subject to rig availability.

The rig for the Oates prospect in the UK is expected on location by 20 July. The well is expected to take 30 days to reach target depth. A well on the West Rochelle prospect on Block 15/26b in the UK is being planned for August, subject to partner agreement.

The Gardrofa well in Norway was originally anticipated to spud in the third quarter. An attempt was made to take advantage of the possibility of an earlier rig slot by accelerating well preparations through the Norwegian authorities' approval process, but approval was not granted. Discussions continue with the authorities and the rig contractor to identify an appropriate drilling window for the well.

The Gnatcatcher and Grosbeak appraisal wells in Norway are planned to spud in October and December respectively and the Gajah Laut Utara well on the Tuna block in Indonesia is anticipated to spud in early November. The Benteng prospect on the Buton block, also in Indonesia, will be drilled at the end of the year.

The Cá Rồng Đo discovery in Block 07/03 is planned to be appraised at the latest in the first quarter of 2011, subject to rig availability. Other exploration drilling in 2011 now being planned includes two near-field wells on the Natuna Sea Block A in Indonesia, the first of which will be drilled in the second quarter, and an exploration well each on Blocks 07/03 and 104-109/05 in Vietnam as well as the second well on the Tuna block drilling the Belut Laut prospect. Also included in the programme is a well on the Bluebell prospect on Block 15/24c in the UK.

Group-wide, 18 wells are planned over the next 12 months with unrisked net prospective resource potential, on a P50 basis, of 300 mmboe:

Country	Well Name	Estimated Timing	Licence Interest	Reserves range (mmboe, gross, low-mid-high)
UK	Oates*	Q3 2010	50.00	25-65-107
UK	West Rochelle	Q3 2010	50.00	5-10-30
Norway	Gardrofa*	Q3 2010	40.00	15-70-115
Pakistan	K-25	Q3 2010	15.79	1-2-4
Pakistan	K-18ST	Q4 2010	15.79	0.5-2-4
Norway	Gnatcatcher	Q4 2010	20.00	31-40-60
Indonesia	Gajah Laut Utara*	Q4 2010	65.00	65-160-350
UK	Block 28/9 exploration	Q4 2010	35.00	35-50-75
UK	Block 28/9 exploration	Q4 2010	35.00	20-35-60
UK	Catcher North step-out	Q4 2010	35.00	5-15-30
Indonesia	Benteng (Buton)	Q4 2010/ Q1 2011	30.00	13-52-195
Norway	Grosbeak Appraisal	Q4 2010/ Q1 2011	20.00	35-80-190
Vietnam	CRD Appraisal*	Q4 2010/ Q1 2011	30.00	10-60-90
Indonesia	Belut Laut*	Q1 2011	65.00	40-90-200
UK	Bluebell*	Q1 2011	100.00	18-22-27
Indonesia	Anoa Deep* (Natuna Sea Block A)	Q2 2011	28.67	9-11-17
UK	Block 28/9 exploration	Q2 2011	35.00	30-65-100
Vietnam	Block 07/03 exploration*	Q2/Q3 2011	30.00	TBC

*Premier-operated well

FINANCIAL

The average oil price realised for the first half of 2010 was $77.9 per barrel (1H 2009: $52.4 per barrel) compared with an average Brent crude price of $77.3 per barrel. No payments were made or received under the Group's hedging collar arrangements.

Average gas prices for the principal gas producing areas for the period were:

$/mcf	1H 2010	1H 2009
Indonesia	13.8	8.9
Pakistan	3.3	3.7

The group retains significant cash and undrawn facilities. As at 30 June, these are estimated at $430 million and $425 million respectively. At 30 June, net debt is estimated to be $350 million excluding cash held in escrow for future abandonment obligations. Anticipated capital spending for the full year remains unchanged at $150 million (exploration, pre-tax) and $450 million (development).

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
Gavin Davis **Tel: 07910 104 660**
Evgeniy Chuikov **Tel: 07894 608 606**